Exhibit 99.10

Supplementary Oil and Gas Disclosures (unaudited)

The following disclosures are presented in accordance with United States Financial Accounting Standards Board (“FASB”) Topic 932 — “Extractive Activities — Oil and Gas” and Subpart 1200 of Regulation S-K (“Subpart 1200”) of the United States Securities and Exchange Commission. Disclosures pertaining to the audited consolidated financial statements as at and for the year ended December 31, 2022 (the “2022 Consolidated Financial Statements”) of Suncor Energy Inc. (“Suncor” or the “company”) were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and Canadian generally accepted accounting principles contained within Part 1 of the Chartered Professional Accountants Canada Handbook, which differ in material respects from financial statements prepared in accordance with United States generally accepted accounting principles. The 2022 Consolidated Financial Statements are attached as Exhibit 99.2 to Suncor’s annual report on Form 40-F for the year ended December 31, 2022 (the “Form 40-F”).

Reserves Data

Reserves data included herein are estimates only and can be significantly impacted by a variety of internal and external factors. For more information on the risks involved when estimating reserves, see the discussion in the “Statement of Reserves Data and Other Oil and Gas Information — Significant Risk Factors and Uncertainties Affecting Reserves” section in Suncor’s 2022 Annual Information Form (the “2022 AIF”), which is attached as Exhibit 99.1 to the Form 40-F. Readers should also see Suncor’s Management’s Discussion and Analysis for the year ended December 31, 2022, which is attached as Exhibit 99.3 to the Form 40-F (the “2022 Management’s Discussion and Analysis”).

The reserves data presented herein, with an effective date of December 31, 2022, may differ in relation to the format and the basis from which volumes are economically determined under National Instrument 51-101 — “Standards of Disclosure for Oil and Gas Activities” (“NI 51-101”), as disclosed in the 2022 AIF. Subpart 1200 requires disclosure of net proved reserves, after royalties, using the average of the first-day-of-the-month prices for the twelve-month period prior to the end of the reporting period, whereas NI 51-101 requires disclosure of gross and net reserves, estimated using forecast prices and costs. In 2022, Suncor’s reserves were economic utilizing both constant pricing permitted by Subpart 1200, as well as forecast pricing permitted by NI 51-101.

Net Proved Oil and Gas Reserves(1)(2)

The majority of Suncor’s oil and gas reserves are in Canada. In order to align with the company’s segmented information in the 2022 Consolidated Financial Statements, the 2022 Management’s Discussion and Analysis and the 2022 AIF, the company presents the following supplementary oil and gas disclosures by showing amounts associated with its Oil Sands segment, which are exclusively in Canada and produce synthetic crude oil (“SCO”) and bitumen, separate from other Canadian operations, which are aggregated with Suncor’s international operations (collectively, “Exploration and Production”) and produce crude oil, natural gas and natural gas liquids (“NGLs”). Exploration and Production reserves are in offshore Canada and offshore UK.

	SCO		Bitumen		Crude Oil(3)		Natural Gas		Total
At December 31,	(mmbbls)		(mmbbls)		(mmbbls)		(bcf)		(mmboe)
(net reserves, constant prices and costs)	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Proved Developed
Oil Sands	1,343	1,518	729	826	-	-	-	-	2,071	2,344
Exploration and Production	-	-	-	-	113	128	1	1	113	129
	1,343	1,518	729	826	113	128	1	1	2,184	2,473
Proved Undeveloped
Oil Sands	756	868	410	398	-	-	-	-	1,166	1,266
Exploration and Production	-	-	-	-	49	21	-	8	49	22
	756	868	410	398	49	21	-	8	1,215	1,288
Proved
Oil Sands	2,098	2,386	1,139	1,224	-	-	-	-	3,237	3,610
Exploration and Production	-	-	-	-	162	149	1	9	162	150
	2,098	2,386	1,139	1,224	162	149	1	9	3,399	3,760

Reconciliation of Net Proved Oil and Gas Reserves

	Balance at	Revisions of			Extensions			Balance at
(net reserves,	December 31	Previous	Improved		and			December 31
constant prices and costs)	2020	Estimates(4)	Recovery(5)	Acquisitions(6)	Discoveries(7)	Production	Dispositions(8)	2021
Oil Sands
SCO (mmbbls)	968	1,309	1	-	274	(166)	-	2,386
Bitumen (mmbbls)	354	698	-	-	218	(46)	-	1,224
Exploration and Production
Crude oil(3) (mmbbls)	144	34	-	4	-	(28)	(6)	149
Natural gas (bcf)	9	1	-	-	-	(1)	-	9
Total (mmboe)	1,468	2,041	1	4	492	(240)	(6)	3,760

	Balance at	Revisions of			Extensions			Balance at
(net reserves,	December 31	Previous	Improved		and			December 31
constant prices and costs)	2021	Estimates(4)	Recovery	Acquisitions(6)	Discoveries(7)	Production	Dispositions(8)	2022
Oil Sands
SCO (mmbbls)	2,386	(144)	-	-	5	(150)	-	2,098
Bitumen (mmbbls)	1,224	(32)	-	-	2	(54)	-	1,139
Exploration and Production
Crude oil(3) (mmbbls)	149	-	-	2	44	(25)	(8)	162
Natural gas (bcf)	9	1	-	-	1	(2)	(8)	1
Total (mmboe)	3,760	(175)	-	2	51	(230)	(9)	3,399

Notes to Reserves Data:

(1)	Definitions
a.	Net reserves, in relation to Suncor’s production and reserves, represents the company’s working interest share after deduction of royalty obligations, plus the company’s royalty interests in production and reserves.
b.	Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty (at least a 90% probability that the quantities actually recovered will equal or exceed the estimate) to be economically producible, from a given date forward, from known reservoirs, and under existing economic conditions, operating methods and government regulations.
c.	Proved developed oil and gas reserves are those quantities that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and can be expected to be recovered through extraction equipment and infrastructure installed and operational at the time of the reserves estimate for projects that extract oil by means not involving a well.
d.	Proved undeveloped oil and gas reserves are those quantities that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion; and can be expected to be recovered through extraction equipment and infrastructure to be installed for projects that extract oil by means not involving a well.
(2)	Reserve data tables may not add due to rounding.

(3)	Natural gas liquids reserves are not significant and have been presented in combination with crude oil reserves.
(4)	Revisions of previous estimates include changes to proved reserves, resulting from new information (except for an increase in proved acreage) normally obtained from development drilling and production history or resulting from a change in economic factors, such as changes in constant prices used for the reserve evaluation. In 2022, downward technical revisions of SCO was made primarily at Syncrude and Firebag, and partially offset by positive revisions at Millenium and North Steepbank Extension. Downward technical revisions of bitumen was made primarily at Fort Hills and MacKay River, and partially offset by positive revisions at Syncrude and Firebag.
(5)	Improved recoveries relates to additions to reserves resulting from deployment of improved recovery schemes such as Steam Assisted Gravity Drainage in In Situ and waterflood in Exploration and Production.
(6)	Acquisitions in 2021 are due to Suncor finalizing a new ownership agreement for Terra Nova in the third quarter, which increased Suncor’s working interest from 37.675% to 48%. Acquisitions in 2022 are due to Suncor increasing its interest in the White Rose assets by 12.5% to 40% in the base project and 38.6% in the White Rose extension.
(7)	Extensions and discoveries are additions to proved reserves from proved acreage of previously discovered reservoirs through additional drilling in periods subsequent to discovery or discovery of new fields with proved reserves or of new reservoirs of proved reserves in old fields. Proved undeveloped reserves associated with Suncor’s MacKay River In Situ project and Syncrude Mildred Lake West project were added in 2021. Proved undeveloped reserves associated with White Rose and proved developed reserves associated with Firebag, Hebron, and U.K. Buzzard were added in 2022.
(8)	Dispositions relate to Suncor completing the sale of its 26.69% working interest in the Golden Eagle Area Development in the U.K. early in the fourth quarter of 2021 and the sale of its 30% working interest in Oda and its 17.5% working interest in the Fenja Development Joint Operations in Norway in the third quarter of 2022.

Capitalized Costs

	At December 31, 2022			At December 31, 2021
		Exploration			Exploration
		and			and
($ millions)	Oil Sands	Production	Total	Oil Sands	Production	Total
Exploration and evaluation assets(1)	1,979	16	1,995	2,012	215	2,227
Oil and gas properties(2)(3)	23,058	15,717	38,775	19,841	20,477	40,318
Plant and equipment(2)(3)	69,543	823	70,366	68,009	1,018	69,027
- accumulated provision(2)	(45,288)	(11,360)	(56,648)	(37,971)	(15,999)	(53,970)
Total	49,292	5,196	54,488	51,891	5,711	57,602

(1)	Exploration and evaluation assets largely represent amounts associated with unproved properties, but may include properties with proved reserves for which Suncor’s Board of Directors have not sanctioned development. See note 18 of the 2022 Consolidated Financial Statements.
(2)	Oil and Gas Properties, Plant and Equipment and the accumulated provision largely represent amounts associated with proved properties. See note 15 of the 2022 Consolidated Financial Statements. Includes amounts capitalized to Property, Plant and Equipment on the Consolidated Balance Sheets of the 2022 Consolidated Financial Statements that relate to the company’s right-of-use assets under IFRS 16. See note 17 of the 2022 Consolidated Financial Statements.
(3)	Includes amounts capitalized to Property, Plant and Equipment on the Consolidated Balance Sheets of the 2022 Consolidated Financial Statements that relate to the company’s decommissioning and restoration activities.

Costs Incurred for Property Acquisition, Exploration and Development Activities

	Year ended December 31, 2022			Year Ended December 31, 2021
		Exploration			Exploration
		and			and
($ millions)	Oil Sands	Production	Total	Oil Sands	Production	Total
Unproved property acquisition	-	-	-	-	-	-
Proved property acquisition(1)	-	-	-	-	65	65
Exploration(2)	38	60	98	15	36	51
Development(3)	3,633	548	4,181	3,172	222	3,394
Total	3,671	608	4,279	3,187	323	3,510

(1)	Proved property acquisitions in 2021 are primarily due to Suncor finalizing a new ownership agreement for Terra Nova in the third quarter of 2021, which increased Suncor’s working interest from 37.675% to 48%.
(2)	Includes amounts capitalized to Exploration and Evaluation on the Consolidated Balance Sheets as well as those charged to Exploration Expense on the Consolidated Statements of Comprehensive Income (Loss), of the 2022 Consolidated Financial Statements.
(3)	Includes amounts capitalized to Property, Plant and Equipment on the Consolidated Balance Sheets of the 2022 Consolidated Financial Statements that relate to the company’s decommissioning and restoration activities.

Results of Operations for Oil and Gas Producing Activities

	Year ended December 31, 2022			Year Ended December 31, 2021
		Exploration			Exploration
		and			and
($ millions)	Oil Sands	Production	Total	Oil Sands	Production	Total
Operating revenues, net of royalties	26,468	3,723	30,191	18,397	2,500	20,897
Other income (loss)	(53)	164	111	6	17	23
	26,415	3,887	30,302	18,403	2,517	20,920
Purchases of crude oil and products	2,050	-	2,050	1,444	-	1,444
Operating, selling and general	9,152	490	9,642	8,056	429	8,485
Transportation and distribution	1,210	101	1,311	1,126	112	1,238
Depreciation, depletion, amortization and impairment	7,927	(105)	7,822	4,585	324	4,909
Exploration	37	19	56	12	35	47
(Gain) loss on disposal of assets	(7)	66	59	(4)	(227)	(231)
Financing expenses	413	95	508	359	53	412
Earnings before income taxes	5,633	3,221	8,854	2,825	1,791	4,616
Income tax expense	1,314	925	2,239	678	506	1,184
Net earnings	4,319	2,296	6,615	2,147	1,285	3,432

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves(1)

The standardized measure of discounted future net cash flows relating to Suncor’s proved oil and gas reserves are calculated in accordance with FASB Topic 932 — “Extractive Activities — Oil and Gas”. Future cash inflows are estimated using the average of the first-day-of-the-month prices for the twelve-month period prior to the end of the reporting period, which are also used in estimating the entity’s proved oil and gas reserves. Future development and production costs, including the associated decommissioning and restoration activities, are calculated by estimating the expenditures to be incurred in developing and producing the proved oil and gas reserves at the end of the year, based on year-end costs and assuming continuation of existing economic conditions. The appropriate year-end statutory tax rates, with consideration of future tax rates already legislated, were applied to the future pretax net cash flows, less the tax basis of the properties involved. A prescribed rate of 10% is applied to discount the future net cash flows.

The calculation of the standardized measure of discounted future net cash flows is based upon information prepared by the company’s independent qualified reserves evaluator (which includes decommissioning and restoration activities), and adjusted for future income taxes.

It should not be assumed that the estimates of future net cash flows presented in the tables below represent the fair market value of the reserves. There is no assurance that the price and cost assumptions will be attained and variances could be material. Future changes to income tax, royalty and environmental regulations could also have a significant impact on the respective assumptions. There is no guarantee that the estimates for SCO, bitumen, crude oil, and natural gas reserves provided herein will be recovered. Actual SCO, bitumen, crude oil, and natural gas reserves may be greater than or less than the estimates provided herein.

The following twelve-month average prices were used to calculate the standardized measure of discounted future net cash flows (using the first-day-of-the-month prices for the twelve-month period prior to the end of the reporting period):

				Light			National
		WTI	WCS	Sweet	Pentanes Plus		Balancing
	Brent	Cushing	Hardisty	Edmonton	Edmonton	AECO	Point
Year	North Sea	Oklahoma	Alberta	Alberta	Alberta	Gas	North Sea
	US$/bbl	US$/bbl	Cdn$/bbl	Cdn$/bbl	Cdn$/bbl	Cdn$/mmbtu	Cdn$/mmbtu
2022	97.98	94.13	98.14	119.59	120.70	5.59	42.80
2021	69.22	66.56	66.94	78.39	83.66	3.41	18.38

	At December 31, 2022			At December 31, 2021
		Exploration			Exploration
		and			and
($ millions)	Oil Sands	Production	Total	Oil Sands	Production	Total
Future cash inflows	353,676	20,253	373,929	259,065	12,699	271,764
Future production costs	(148,250)	(4,915)	(153,165)	(121,138)	(3,527)	(124,665)
Future development costs	(69,267)	(4,755)	(74,022)	(56,346)	(2,537)	(58,883)
Future income tax expenses	(31,615)	(3,993)	(35,608)	(17,839)	(1,803)	(19,642)
Future net cash flows	104,544	6,590	111,134	63,742	4,832	68,574
10% Discount Factor	(48,137)	(1,528)	(49,665)	(32,377)	(821)	(33,198)
Standardized measure of discounted future net cash flows	56,407	5,062	61,469	31,365	4,011	35,376

Changes in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

($ millions)	2022	2021
Standardized measure of discounted future net cash flows - beginning of year	35,376	6,837
Sales and transfers of oil and gas produced	(9,820)	(3,184)
Net changes in sales prices and operating costs related to future production	45,518	43,572
Net change due to extensions, discoveries and improved recovery	2,710	2,766
Net change due to acquisition and dispositions	(128)	201
Net change due to revisions in quantity estimates	(4,650)	(8,537)
Previously estimated development costs incurred during the period	4,036	3,692
Changes in estimated future development costs	(6,082)	(2,448)
Accretion of discount	4,143	717
Net change in income taxes	(9,637)	(8,239)
Standardized measure of discounted future net cash flows - end of year	61,469	35,376

(1)	Tables may not add due to rounding.